Exhibit 99.1

Canadian Solar Reports First Quarter 2025 Results

Kitchener, Ontario, May 15, 2025 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the first quarter ended March 31, 2025.

First Quarter Highlights

•	9.4% year-over-year (“yoy”) increase in solar module shipments to 6.9 GW, above guidance of 6.4 GW to 6.7 GW.

•	Net revenues of $1.2 billion, at the high end of $1.0 billion to $1.2 billion guidance.

•	11.7% gross margin, exceeding guidance of 9% to 11%.

•	Expanded e-STORAGE pipeline to record 91 GWh, including $3.2 billion in contracted backlog, as of March 31, 2025.

•	Recurrent Energy grew its global solar and battery energy storage project development pipelines to approximately 27 GWp and 76 GWh, respectively, as of March 31, 2025.

•	Recurrent Energy secured a $415 million multi-currency credit facility to refinance and support the expansion of its IPP portfolio across diverse geographies and markets.

Dr. Shawn Qu, Chairman and CEO, commented, “We started 2025 facing many of the same challenges that defined 2024, with module prices reaching historic lows and geopolitical complexities persisting. Despite these headwinds, Canadian Solar delivered results at or above guidance across shipments, revenue, and gross margin—a testament to our disciplined execution. With a long history of navigating policy developments and market cycles, we are strategically balancing near-term challenges with long-term opportunities. While we strictly control operating expenses and capital expenditures, we maintain tailored strategies across our business. We will continue to manage module volumes with a focus on profitability, accelerate growth in our margin-accretive energy storage business, and advance Recurrent Energy’s transition toward a partial IPP model.”

Yan Zhuang, President of Canadian Solar’s subsidiary CSI Solar, said, “In the first quarter of 2025, CSI Solar maintained profitability despite ongoing challenges in the solar market and softer storage shipments. We achieved further manufacturing cost reductions through efficiency improvements in Asia and the progressed ramping of our U.S. module facility. While e-STORAGE faces near-term uncertainty, our record 91 GWh pipeline and contracted backlog underscore the segment’s structural growth potential. As policy clarity emerges, we continue to be well-positioned to capitalize on growing robust demand for storage solutions globally.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “Recurrent Energy’s first quarter results reflected lower margins from sales of legacy projects in Latin America. With 1.2 GWp of solar and 1.4 GWh of battery energy storage projects under construction in our IPP markets, our business model transformation continues at pace. To address geopolitical risks, we are proactively developing mitigation strategies for all major IPP projects, including safe harboring equipment. Finally, we strengthened our financial flexibility with a $415 million multi-currency credit facility—a scalable solution tailored to our global growth strategy.”

Xinbo Zhu, Senior VP and CFO, added, “For the first quarter of 2025, we delivered $1.2 billion in revenue with a gross margin of 11.7%. We reported a positive HLBV impact of $26 million or $0.38 per share. The impact of tariffs combined with lower storage contribution, Recurrent Energy’s ongoing transformation, and intracompany eliminations weighed on profitability, resulting in a net loss to shareholders of $34 million or $0.69 per diluted share. Our assets totaled $13.9 billion, driven by growth in project assets and solar power systems, setting the stage for long-term value generation. We concluded the quarter with a cash position of $2.0 billion.”

First Quarter 2025 Results

Total module shipments recognized as revenues in Q1 2025 were 6.9 GW, down 16.0% quarter-over-quarter (“qoq”) and up 9.4% yoy. Of the total, 413 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues were $1.2 billion in Q1 2025, down 21.3% sequentially and 10.0% year-over-year, mainly due to lower sales of battery energy storage systems and solar modules.

Gross profit was $140 million, compared to $217 million in Q4 2024 and $253 million in Q1 2024. Gross margin was 11.7%, compared to 14.3% and 19.0%, respectively. Seasonally lower battery energy storage system sales volumes and trade-related duties impacted the current quarter.

Operating expenses were $195 million, down from $344 million in Q4 2024 and $204 million in Q1 2024. The decrease primarily reflects nil impairment charges in the current quarter and lower shipping and handling costs. Operating expenses represented 16.3% of revenue, compared to 22.6% in Q4 2024 and 15.3% in Q1 2024.

Net loss attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q1 2025 was $34 million, or $0.69 per diluted share, compared to a net income of $34 million, or $0.48 per diluted share, in Q4 2024, and net income of $12 million, or $0.19 per diluted share, in Q1 2024.

Adjusted net loss attributable to Canadian Solar Inc. (non-GAAP) was $60 million, and adjusted loss per share - diluted was $1.07 per share in Q1 2025, compared to a net loss of $99 million or $1.47 per share in Q4 2024, and a net income of $12 million or $0.19 per share in Q1 2024. Adjusted net loss attributable to Canadian Solar Inc. and adjusted loss per share - diluted in Q1 2025 and Q4 2024 exclude the recognition of income using hypothetical liquidation at book value (“HLBV”) method. The Company uses the HLBV method to attribute income and loss to its tax equity investors. Please see Recurrent Energy - HLBV for definition and About Non-GAAP Financial Measures for reconciliation to nearest GAAP measures.

Net cash flow used in operating activities in Q1 2025 was $264 million as a result of higher working capital, compared to net cash flow provided by operating activities of $66 million in Q4 2024 and net cash flow used in operating activities of $291 million in Q1 2024.

Total debt, including financing liabilities was $5.7 billion as of March 31, 2025, including $2.4 billion, $3.0 billion, and $0.3 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt rose from $5.1 billion as of December 31, 2024, mainly due to new borrowings for capacity investment, working capital, and development of projects and operational assets. Total non-recourse debt as of March 31, 2025, was $1.3 billion.

Business Segments

The Company operates in two reportable segments: CSI Solar, focused on solar modules and battery energy storage manufacturing and products, and Recurrent Energy, focused on utility-scale solar power and battery energy storage project development and operation.

Recurrent Energy

As of March 31, 2025, Recurrent Energy held a leading position with a total global solar project development pipeline of approximately 27 GWp and a battery energy storage project development pipeline of 76 GWh.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with 13 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of March 31, 2025, Recurrent Energy’s total solar project development pipeline was 26.9 GWp, including 1.9 GWp under construction, 4.5 GWp of backlog, and 20.5 GWp of projects in advanced and early-stage development, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. Typically, this occurs after the project has received all the required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

HLBV

The Company applies the HLBV method to account for its contractual relationships with tax equity investors in U.S. solar energy and battery energy storage projects. This method which allocates income or loss attributable to redeemable noncontrolling interests reflects the changes in the amounts that tax equity investors would hypothetically receive upon liquidation at the beginning and end of each reporting period, after considering any capital transactions, such as contributions or distributions, between our subsidiaries and tax equity investors.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of March 31, 2025) – MWp*
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	276	565	532	5,187	6,560
Europe, the Middle East, and Africa (“EMEA”)	969	1,881**	1,263	5,155	9,268
Latin America	128**	823	31	5,639	6,621
Asia Pacific excluding China and Japan	171	277	430	1,289	2,167
China	300	850**	-	850	2,000
Japan	32	53	80	99	264
Total	1,876	4,449	2,336	18,219	26,880

*All numbers are gross MWp.

**Including 63 MWp under construction and 551 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of March 31, 2025, Recurrent Energy’s total battery energy storage project development pipeline was 75.7 GWh, including 9.8 GWh under construction and in backlog, and 65.9 GWh of projects in advanced and early-stage development.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of March 31, 2025) – MWh
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	1,400	800	0	20,496	22,696
EMEA	43	3,552	3,337	30,218	37,150
Latin America	-	1,365	400	-	1,765
Asia Pacific excluding China and Japan	440	240	740	1,580	3,000
China	-	1,200	-	5,300	6,500
Japan	8	719	1,791	2,040	4,558
Total	1,891	7,876	6,268	59,634	75,669

CSI Solar

Solar Modules and Solar System Kits

CSI Solar shipped 6.9 GW of solar modules and solar system kits to more than 70 countries in Q1 2025. The top five markets ranked by shipments were China, the U.S., Pakistan, Spain, and Brazil.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*

	March 2025 Actual	December 2025 Plan
Ingot	33.0	33.0
Wafer	34.0	37.0
Cell	35.2	36.2
Module	61.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

As of March 31, 2025, e-STORAGE had a total project turnkey pipeline of over 91 GWh, which includes both contracted and under construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had over 5.0 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of March 31, 2025, the contracted backlog, including contracted long-term service agreements, was over $3.2 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

e-STORAGE Manufacturing Capacity Expansion Plans*
	March 2025 Actual	December 2025 Plan
SolBank Battery Energy Storage Solutions (GWh)	20.0	30.0
Battery Cells (GWh)	3.0	3.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q2 2025, the Company expects total revenue to be in the range of $1.9 billion to $2.1 billion. Gross margin is expected to be between 23% and 25%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 7.5 GW to 8.0 GW, including approximately 500 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in Q2 2025 are expected to be in the range of 2.4 GWh to 2.6 GWh.

For the full year of 2025, the Company expects CSI Solar's total module shipments to be in the range of 25 GW to 30 GW, including approximately 1 GW to the Company’s projects. Conditional on ongoing trade policy developments, the Company expects CSI Solar's total battery energy storage shipments to be in the range of 7 GWh to 9 GWh, including approximately 1 GWh to the Company's own projects. The Company's total revenue is expected to be in the range of $6.1 billion to $7.1 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We expect second quarter performance to be bolstered by strong energy storage shipments. We continue to operate in an environment of global pricing volatility and evolving policy uncertainty that limits margin visibility. Our updated full year guidance reflects our current assessment of ongoing market and geopolitical developments, as we adhere to our profit-first strategy.”

Recent Developments

CSI Solar

On May 6, 2025, Canadian Solar announced the launch of its new N-type high power TOPBiHiKu CS6.2 module series for both utility and C&I systems. Based on the latest TOPCon cell technology, the module delivers a maximum power output up to 660 Wp and a conversion efficiency of up to 24.4%. Canadian Solar will commence global deliveries starting in August 2025.

On May 6, 2025, Canadian Solar announced the official launch of its cutting-edge SolBank 3.0 Plus battery energy storage product at Intersolar Europe. SolBank 3.0 Plus is e-STORAGE’s next technological advancement in its successful SolBank battery solutions product line offering, using enhancements to the Lithium-Ion Phosphate (LFP) battery cell manufacturing processes to bring the battery performance to a new level over the already successful SolBank 3.0.

On April 29, 2025, Canadian Solar announced its residential energy storage system, EP Cube, had won the prestigious 2025 iF Design Award and Gold at the 2025 MUSE Design Awards. Both awards highlight the innovative and outstanding design of EP Cube, which stood out among tens of thousands of submissions from over 60 countries. EP Cube is designed by Eternalplanet, a subsidiary of Canadian Solar.

On April 23, 2025, Canadian Solar announced the signing of a contract with Colbún, one of Chile's leading power generation companies, to supply a 228 MW/912 MWh Battery Energy Storage System (BESS) for the Diego de Almagro Sur project in Chile's Atacama Region. Construction is scheduled to begin in June 2025, and the project is expected to reach commercial operation in December 2026.

On April 1, 2025, Canadian Solar announced a partnership with Flow Power, one of Australia's fastest growing energy retailers, to deliver the first Flow Power solar project featuring Canadian Solar's anti-hail modules. This marks the first deployment of Canadian Solar's innovative anti-hail technology in Australia.

Recurrent Energy

On April 30, 2025, Canadian Solar announced that it had secured a multi-currency credit facility valued at up to $415 million, backed by a consortium of four major banks. This corporate facility offers a flexible and scalable financing solution aligned with Recurrent Energy's strategy to expand its IPP portfolio across diverse geographies and markets.

On April 21, 2025, Canadian Solar announced a tour and ribbon cutting ceremony was held at Bayou Galion Solar, a 127 MWdc solar project located in Northeast Louisiana. The project commenced operations in November 2024. Bayou Galion Solar generates enough electricity to power the equivalent of approximately 20,500 homes annually while providing a substantial source of new tax revenue for the local community.

Conference Call Information

The Company will hold a conference call on Thursday, May 15, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m., Thursday, May 15, 2025, in Hong Kong) to discuss the Company's first quarter 2025 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13753335. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, May 29, 2025 (11:00 a.m. May 30, 2025, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13753335. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 157 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 11 GWh of battery energy storage solutions to global markets as of March 31, 2025, boasting a $3.2 billion contracted backlog as of March 31, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 11.6 GWp of solar power projects and 4.5 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 27 GWp of solar and 76 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of March 31, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$1,190,258	$125,242	$(118,875)	$1,196,625
Cost of revenues	1,030,720	101,958	(76,547)	1,056,131
Gross profit	159,538	23,284	(42,328)	140,494
Operating expenses	157,701	35,281	2,317	195,299
Income (loss) from operations	$1,837	$(11,997)	$(44,645)	$(54,805)
Other segment items (1)				(40,926)
Loss before income taxes and equity in losses of affiliates				$(95,731)

Supplementary Information:
Interest expense	$(16,882)	$(20,969)	$(2,636)	$(40,487)
Interest income	8,074	3,678	344	12,096
Depreciation and amortization, included in cost of revenues and operating expenses	129,843	13,872	—	143,715

Cash and cash equivalents	$1,243,314	$284,859	$49,102	$1,577,275
Restricted cash – current and noncurrent	382,533	74,111	—	456,644
Non-recourse borrowings	—	1,262,822	—	1,262,822
Other short-term and long-term borrowings	2,316,405	1,564,282	—	3,880,687
Green bonds and convertible notes – current and noncurrent	—	154,395	273,395	427,790

(1) Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2025	Three Months Ended December 31, 2024	Three Months Ended March 31, 2024

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$797,422	$944,055	$912,150
Solar system kits	85,526	77,619	99,247
Battery energy storage solutions	155,310	241,942	251,473
EPC and others	35,037	74,607	26,808
Subtotal	1,073,295	1,338,223	1,289,678
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	72,151	137,890	6,044
Power services	16,499	20,232	14,156
Revenue from electricity, battery energy storage operations and others	34,680	24,896	19,233
Subtotal	123,330	183,018	39,433
Total net revenues	$1,196,625	$1,521,241	$1,329,111

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Net revenues	$1,196,625	$1,521,241	$1,329,111
Cost of revenues	1,056,131	1,304,205	1,076,358
Gross profit	140,494	217,036	252,753

Operating expenses:
Selling and distribution expenses	90,767	131,671	88,412
General and administrative expenses	105,651	219,611	94,693
Research and development expenses	24,284	30,476	34,279
Other operating income, net	(25,403)	(37,625)	(13,703)
Total operating expenses	195,299	344,133	203,681

Income (loss) from operations	(54,805)	(127,097)	49,072
Other income (expenses):
Interest expense	(40,487)	(35,395)	(34,867)
Interest income	12,096	26,301	34,302
Loss on change in fair value of derivatives, net	(9,039)	(49,719)	(16,694)
Foreign exchange gain (loss), net	(4,586)	40,013	12,913
Investment income (loss), net	1,090	(1,334)	169
Total other income (expenses)	(40,926)	(20,134)	(4,177)

Income (loss) before income taxes and equity in earnings (losses) of affiliates	(95,731)	(147,231)	44,895
Income tax benefit (expense)	23,122	11,707	(9,677)
Equity in earnings (losses) of affiliates	(4,045)	85	1,005
Net income (loss)	(76,654)	(135,439)	36,223

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(42,683)	(169,342)	23,871

Net income (loss) attributable to Canadian Solar Inc.	$(33,971)	$33,903	$12,352

Earnings (loss) per share - basic	$(0.69)	$0.51	$0.19
Shares used in computation - basic	66,962,686	66,947,055	66,164,560
Earnings (loss) per share - diluted	$(0.69)	$0.48	$0.19
Shares used in computation - diluted	66,962,686	73,363,174	66,642,725

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Net income (loss)	$(76,654)	$(135,439)	$36,223
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	2,091	(129,573)	(53,813)
Gain (loss) on changes in fair value of available-for-sale debt securities	(504)	679	880
Gain (loss) on interest rate swap	(3,081)	6,821	965
Share of gain (loss) on changes in fair value of derivatives of affiliate	(1,232)	1,626	1,134
Comprehensive loss	(79,380)	(255,886)	(14,611)
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(40,768)	(194,803)	20,337
Comprehensive loss attributable to Canadian Solar Inc.	$(38,612)	$(61,083)	$(34,948)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,577,275	$1,701,487
Restricted cash	436,887	551,387
Accounts receivable trade, net	919,858	1,118,770
Accounts receivable, unbilled	164,899	142,603
Amounts due from related parties	5,686	5,220
Inventories	1,498,853	1,206,595
Value added tax recoverable	245,402	221,539
Advances to suppliers, net	186,749	124,440
Derivative assets	1,406	14,025
Project assets	438,546	394,376
Prepaid expenses and other current assets	514,761	436,635
Total current assets	5,990,322	5,917,077
Restricted cash	19,757	11,147
Property, plant and equipment, net	3,220,495	3,174,643
Solar power and battery energy storage systems, net	2,188,726	1,976,939
Deferred tax assets, net	413,961	473,500
Advances to suppliers, net	96,757	118,124
Investments in affiliates	245,668	232,980
Intangible assets, net	32,903	31,026
Project assets	934,870	889,886
Right-of-use assets	429,618	378,548
Amounts due from related parties	76,640	75,215
Other non-current assets	245,821	232,465
TOTAL ASSETS	$13,895,538	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2025	2024
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,120,550	$1,873,306
Convertible notes	229,298	228,917
Accounts payable	1,033,669	1,062,874
Short-term notes payable	573,380	637,512
Amounts due to related parties	934	3,927
Other payables	929,657	984,023
Advances from customers	191,385	204,826
Derivative liabilities	3,275	13,738
Operating lease liabilities	24,222	21,327
Other current liabilities	479,240	388,460
Total current liabilities	5,585,610	5,418,910
Long-term borrowings	3,022,959	2,731,543
Green bonds and convertible notes	198,492	146,542
Liability for uncertain tax positions	5,770	5,770
Deferred tax liabilities	118,930	204,832
Operating lease liabilities	316,876	271,849
Other non-current liabilities	576,250	582,301
TOTAL LIABILITIES	9,824,887	9,361,747
Redeemable non-controlling interests	236,612	247,834

Equity:
Common shares	835,543	835,543
Additional paid-in capital	581,717	590,578
Retained earnings	1,551,787	1,585,758
Accumulated other comprehensive loss	(199,858)	(196,379)
Total Canadian Solar Inc. shareholders’ equity	2,769,189	2,815,500
Non-controlling interests	1,064,850	1,086,469
TOTAL EQUITY	3,834,039	3,901,969
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$13,895,538	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Operating Activities:
Net income (loss)	$(76,654)	$(135,439)	$36,223
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	161,770	454,591	158,350
Changes in operating assets and liabilities	(349,319)	(252,686)	(486,060)
Net cash provided by (used in) operating activities	(264,203)	66,466	(291,487)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(256,380)	(214,360)	(270,062)
Purchase of solar power and battery energy storage systems	(128,707)	(326,081)	(173,341)
Other investing activities	(83,897)	(93,468)	10,432
Net cash used in investing activities	(468,984)	(633,909)	(432,971)

Financing Activities:
Proceeds from subsidiary’s issuance of preferred shares	—	(14,756)	—
Capital contributions from tax equity investors in subsidiaries	14,680	196,058	—
Repurchase of shares by subsidiary	(21,404)	(1,894)	—
Other financing activities	550,962	(41,940)	723,412
Net cash provided by financing activities	544,238	137,468	723,412
Effect of exchange rate changes	(41,153)	(133,798)	(51,253)
Net decrease in cash, cash equivalents and restricted cash	(230,102)	(563,773)	(52,299)
Cash, cash equivalents and restricted cash, beginning of period	$2,264,021	$2,827,794	$2,946,432
Cash, cash equivalents and restricted cash, end of period	$2,033,919	$2,264,021	$2,894,133

About Non-GAAP Financial Measures

This press release also contains adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted that are not determined in accordance with GAAP. These non-GAAP financial measures should not be considered as an alternative to net income (loss) attributable to Canadian Solar Inc. or earnings (loss) per share, respectively, each of which is an indicator of financial performance determined in accordance with GAAP. Adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted exclude from net income (loss) attributable to Canadian Solar Inc. and earnings (loss) per share certain items that the Company does not consider indicative of its ongoing financial performance such as the effects of HLBV method to account for its tax equity arrangements. Management uses these non-GAAP financial measures to facilitate the analysis and communication of the Company’s financial performance as compared to its previous financial results. Management believes that these non-GAAP financial measures are also useful and meaningful to investors to facilitate their analysis of the Company’s financial performance. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

The table below provides a reconciliation of our GAAP net income (loss) to non-GAAP financial measures.

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
GAAP net income (loss) attributable to Canadian Solar Inc.	$(33,971)	$33,903	$12,352
Non-GAAP income adjustment items:
Less:HLBV effects	(25,902)	(164,285)	—
Add: HLBV effects attributable to redeemable non-controlling interests	—	31,809	—
Non-GAAP adjusted net income (loss) attributable to Canadian Solar Inc.	$(59,873)	$(98,573)	$12,352

GAAP earnings (loss) per share – diluted	$(0.69)	$0.48	$0.19
Non-GAAP income adjustment items:
Less: HLBV effects	(0.38)	(2.43)	—
Add: HLBV effects attributable to redeemable non-controlling interests	—	0.48	—
Non-GAAP adjusted earnings (loss) per share – diluted	$(1.07)	$(1.47)	$0.19

Shares used in computation – diluted (GAAP)	66,962,686	73,363,174	66,642,725
Shares used in computation – diluted (Non-GAAP)	66,962,686	66,947,055	66,642,725